Filed pursuant to Rule 253(g)(2)

File No. 024-12710

SUPPLEMENT NO. 5 DATED SEPTEMBER 21, 2026
TO THE OFFERING CIRCULAR DATED MARCH 30, 2026

TerraCycle US Inc.

121 New York Avenue

Trenton, NJ, 08638
(609) 656-5100
www.terracycle.com

EXPLANATORY NOTE

This Supplement No. 5 to the Offering Circular should be read in conjunction with the Offering Circular dated March 30, 2026 and the Supplements dated May 1, 2026, June 10, 2026, June 19, 2026, and August 7, 2026 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE and the supplements are available HERE, HERE, HERE and HERE.

TerraCycle US Inc. (the “Company”) has recently filed its semi-annual report on Form 1-SA, which contains more recent information on the company, including unaudited financial statements for the six months ended on June 30, 2026. The Form 1-SA can be found HERE.